Exhibit 99.1

Bilibili Inc. Announces First Quarter 2024 Financial Results

SHANGHAI, China, May 23, 2024 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Highlights:

•	Total net revenues were RMB5.66 billion (US$784.5 million), representing an increase of 12% year over year.

•	Advertising revenues were RMB1.67 billion (US$231.1 million), representing an increase of 31% year over year.

•	Value-added services (VAS) revenues were RMB2.53 billion (US$350.3 million), representing an increase of 17% year over year.

•	Gross profit was RMB1.61 billion (US$222.3 million), representing an increase of 45% year over year. Gross profit margin reached 28.3%, improving from 21.8% in the same period last year.

•

Net loss was RMB764.6 million (US$105.9 million), compared with RMB629.6 million in the same period last year. The year over year increase was mainly due to debt extinguish gain of RMB336.5 million recorded in the first quarter of 2023.

•	Adjusted net loss[1] was RMB455.9 million (US$63.1 million), narrowing by 56% year over year.

•	Operating cash flow was RMB637.7 million (US$88.3 million) in the first quarter of 2024, compared with negative RMB630.0 million for the same period last year.

•	Average daily active users (DAUs) were 102.4 million, representing an increase of 9% year over year.

“We are off to a good start in 2024. The first quarter was marked by healthy community growth across the board and a solid financial performance,” said Mr. Rui Chen, chairman and chief executive officer of Bilibili. “Our community is thriving with our increasingly diverse content, driving DAUs up 9% year over year to 102.4 million. MAUs in the first quarter also reached a new high of 341.5 million, up 8% year over year. Users engagement continued to be strong with average daily time spent hitting 105 minutes, another new high in our operating history. Meanwhile, we further executed our commercialization strategy, translating our high-quality community traffic into topline growth. In particular, we are encouraged by the progress of our advertising business, which recorded a 31% year-over-year growth in the first quarter. Moving forward, we aim to further enhance our commercialization capabilities, advancing on our path to profitability. At the same time, we will stay true to our underlying aspirations of providing a platform for content creators and cultivating a welcoming community for users.”

Mr. Sam Fan, chief financial officer of Bilibili, said, “Our commercialization and operational efficiency enhancement initiatives continued to yield great results. In the first quarter, total net revenues increased by 12% year over year to RMB5.66 billion, and our gross profit increased by 45% year over year. Gross profit margin in the first quarter reached 28.3%, compared with 21.8% same period last year. In addition, we meaningfully narrowed our adjusted operating loss and adjusted net loss by 52% and 56% year over year, respectively. In the first quarter, we generated RMB637.7 million operating cash flow, compared with negative RMB630.0 million for same period last year. We believe the solid progress we have made is placing us firmly on track to our profitability goal.”

First Quarter 2024 Financial Results

Total net revenues. Total net revenues were RMB5.66 billion (US$784.5 million) in the first quarter of 2024, representing an increase of 12% year over year.

Value-added services (VAS). Revenues from VAS were RMB2.53 billion (US$350.3 million), representing an increase of 17% from the same period of 2023, led by an increase in revenues from live broadcasting and other value-added services.

Advertising. Revenues from advertising were RMB1.67 billion (US$231.1 million), representing an increase of 31% from the same period of 2023, mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Revenues from mobile games were RMB982.8 million (US$136.1 million), representing a decrease of 13% year over year, mainly due to decreased revenues from certain legacy games. The Company’s exclusively licensed strategy game, San Guo: Mou Ding Tian Xia, is scheduled to be released on June 13, 2024.

IP derivatives and others. Revenues from IP derivatives and others were RMB484.3 million (US$67.1 million), representing a decrease of 5% from the same period of 2023.

Cost of revenues. Cost of revenues was RMB4.06 billion (US$562.2 million), representing an increase of 2% from the same period of 2023. The increase was mainly due to higher revenue-sharing costs and was partially offset by lower content costs and other costs. Revenue-sharing costs, a key component of cost of revenues, were RMB2.24 billion (US$309.9 million), representing an increase of 13% from the same period of 2023.

Gross profit. Gross profit was RMB1.61 billion (US$222.3 million), representing an increase of 45% from the same period of 2023, attributed to the growth in total net revenue and reduced costs related to platform operations from enhanced monetization efficiency.

Total operating expenses. Total operating expenses were RMB2.42 billion (US$335.7 million), representing a decrease of 2% from the same period of 2023.

Sales and marketing expenses. Sales and marketing expenses were RMB927.1 million (US$128.4 million), representing a 5% increase year over year.

General and administrative expenses. General and administrative expenses were RMB531.8 million (US$73.7 million), representing a 7% decrease year over year. The decrease was primarily attributable to lower rental-related expenses.

Research and development expenses. Research and development expenses were RMB965.1 million (US$133.7 million), representing a 6% decrease year over year. The decrease was mainly attributable to a decrease in headcount of research and development personnel.

Loss from operations. Loss from operations was RMB818.6 million (US$113.4 million), narrowing by 40% from the same period of 2023.

Adjusted loss from operations1. Adjusted loss from operations was RMB512.2 million (US$70.9 million), narrowing by 52% from the same period of 2023.

Total other income, net. Total other income was RMB55.5 million (US$7.7 million), compared with RMB776.7 million in the same period of 2023. The change was primarily attributable to gain of RMB336.5 million from the repurchase of convertible senior notes and RMB367.9 million gain on fair value change in investments in publicly traded companies in the first quarter of 2023, both of which were lower in the first quarter of 2024.

Income tax expense. Income tax expense was RMB1.6 million (US$0.2 million), compared with RMB31.7 million in the same period of 2023.

Net loss. Net loss was RMB764.6 million (US$105.9 million), compared with RMB629.6 million in the same period of 2023.

Adjusted net loss1. Adjusted net loss was RMB455.9 million (US$63.1 million), narrowing by 56% from the same period of 2023.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted net loss per share were RMB1.80 (US$0.25) each, compared with RMB1.53 each in the same period of 2023. Adjusted basic and diluted net loss per share were RMB1.06 (US$0.15) each, compared with RMB2.51 each in the same period of 2023.

Cash and cash equivalents, time deposits and short-term investments. As of March 31, 2024, the Company had cash and cash equivalents, time deposits and short-term investments of RMB12.92 billion (US$1.79 billion).

1 Adjusted loss from operations, adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Repurchase of Convertible Senior Notes

In March 2024, the Company completed the repurchase right offer for its 1.375% Convertible Senior Notes due 2026 (the “April 2026 Notes”). An aggregate principal amount of US$429.3 million (RMB3.05 billion) April 2026 Notes was validly surrendered and repurchased with an aggregate cash consideration of US$429.3 million (RMB3.05 billion). After completion of this transaction, the aggregate outstanding principal amount of April 2026 Notes, 2027 Notes and December 2026 Notes was US$432.5 million (RMB3.07 billion).

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 23, 2024 (8:00 PM Beijing/Hong Kong Time on May 23, 2024). Details for the conference call are as follows:

Event Title: Bilibili Inc. First Quarter 2024 Earnings Conference Call

Registration Link: https://register.vevent.com/register/BIdb280fdab7884a4497749497e7afe731

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted loss from operations, adjusted net loss, adjusted net loss per share and per ADS, basic and diluted and adjusted net loss attributable to the Bilibili Inc.’s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain/loss on repurchase of convertible senior notes, expenses related to organizational optimization, and termination expenses of certain game projects. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.2203 to US$1.00, the exchange rate on March 29, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred to could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB
Net revenues:
Value-added services (VAS)	2,156,224	2,857,079	2,528,909
Advertising	1,271,804	1,929,164	1,668,584
Mobile games	1,131,619	1,006,858	982,810
IP derivatives and others	509,964	555,995	484,297

Total net revenues	5,069,611	6,349,096	5,664,600
Cost of revenues	(3,965,679)	(4,689,114)	(4,059,240)
Gross profit	1,103,932	1,659,982	1,605,360
Operating expenses:
Sales and marketing expenses	(880,186)	(1,125,464)	(927,059)
General and administrative expenses	(571,695)	(511,906)	(531,777)
Research and development expenses	(1,026,712)	(1,327,282)	(965,120)

Total operating expenses	(2,478,593)	(2,964,652)	(2,423,956)

Loss from operations	(1,374,661)	(1,304,670)	(818,596)
Other income:
Investment income/(loss), net (including impairments)	286,402	(199,004)	(21,249)
Interest income	146,274	126,450	133,207
Interest expense	(57,706)	(29,181)	(31,574)
Exchange (losses)/gains	(7,712)	4,848	(58,060)
Debt extinguishment gain/(loss)	336,485	—	(20,980)
Others, net	73,005	110,007	54,183

Total other income, net	776,748	13,120	55,527

Loss before income tax expenses	(597,913)	(1,291,550)	(763,069)
Income tax	(31,732)	(5,140)	(1,562)

Net loss	(629,645)	(1,296,690)	(764,631)
Net loss attributable to noncontrolling interests	1,959	206	16,086

Net loss attributable to the Bilibili Inc.’s shareholders	(627,686)	(1,296,484)	(748,545)
Net loss per share, basic	(1.53)	(3.13)	(1.80)
Net loss per ADS, basic	(1.53)	(3.13)	(1.80)
Net loss per share, diluted	(1.53)	(3.13)	(1.80)
Net loss per ADS, diluted	(1.53)	(3.13)	(1.80)
Weighted average number of ordinary shares, basic	410,564,084	414,793,013	415,274,340
Weighted average number of ADS, basic	410,564,084	414,793,013	415,274,340
Weighted average number of ordinary shares, diluted	410,564,084	414,793,013	415,274,340
Weighted average number of ADS, diluted	410,564,084	414,793,013	415,274,340

The accompanying notes are an integral part of press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2023	2023	2024
	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	12,462	15,014	13,677
Sales and marketing expenses	14,504	13,960	12,560
General and administrative expenses	137,616	150,226	157,824
Research and development expenses	96,152	87,859	80,525

Total	260,734	267,059	264,586

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31, 2023	March 31, 2024
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	7,191,821	6,037,409
Time deposits	5,194,891	5,050,823
Restricted cash	50,000	50,000
Accounts receivable, net	1,573,900	1,278,323
Prepayments and other current assets	2,063,362	1,877,483
Short-term investments	2,653,065	1,833,458

Total current assets	18,727,039	16,127,496

Non-current assets:
Property and equipment, net	714,734	757,663
Production cost, net	2,066,066	2,023,621
Intangible assets, net	3,627,533	3,491,750
Goodwill	2,725,130	2,725,130
Long-term investments, net	4,366,632	4,365,225
Other long-term assets	931,933	758,373

Total non-current assets	14,432,028	14,121,762

Total assets	33,159,067	30,249,258

Liabilities
Current liabilities:
Accounts payable	4,333,730	4,530,078
Salary and welfare payables	1,219,355	932,820
Taxes payable	345,250	279,637
Short-term loan and current portion of long-term debt	7,455,753	4,941,485
Deferred revenue	2,954,088	2,987,606
Accrued liabilities and other payables	1,795,519	2,058,980

Total current liabilities	18,103,695	15,730,606

Non-current liabilities:
Long-term debt	646	732
Other long-term liabilities	650,459	611,201

Total non-current liabilities	651,105	611,933

Total liabilities	18,754,800	16,342,539

Total Bilibili Inc.’s shareholders’ equity	14,391,900	13,910,438
Noncontrolling interests	12,367	(3,719)

Total shareholders’ equity	14,404,267	13,906,719

Total liabilities and shareholders’ equity	33,159,067	30,249,258

BILIBILI INC.

Unaudited Selected Condensed Consolidated Cash Flows Data

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(629,977)	640,396	637,697

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB
Loss from operations	(1,374,661)	(1,304,670)	(818,596)
Add:
Share-based compensation expenses	260,734	267,059	264,586
Amortization expense related to intangible assets acquired through business acquisitions	48,151	47,734	41,776
Termination expenses of certain game projects	—	354,811	—

Adjusted loss from operations	(1,065,776)	(635,066)	(512,234)

Net loss	(629,645)	(1,296,690)	(764,631)
Add:
Share-based compensation expenses	260,734	267,059	264,586
Amortization expense related to intangible assets acquired through business acquisitions	48,151	47,734	41,776
Income tax related to intangible assets acquired through business acquisitions	(5,625)	(5,563)	(5,407)
(Gain)/loss on fair value change in investments in publicly traded companies	(367,920)	76,839	(13,186)
(Gain)/loss on repurchase of convertible senior notes	(336,485)	—	20,980
Termination expenses of certain game projects	—	354,811	—

Adjusted net loss	(1,030,790)	(555,810)	(455,882)

Net loss attributable to noncontrolling interests	1,959	206	16,086

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(1,028,831)	(555,604)	(439,796)

Adjusted net loss per share, basic	(2.51)	(1.34)	(1.06)
Adjusted net loss per ADS, basic	(2.51)	(1.34)	(1.06)
Adjusted net loss per share, diluted	(2.51)	(1.34)	(1.06)
Adjusted net loss per ADS, diluted	(2.51)	(1.34)	(1.06)
Weighted average number of ordinary shares, basic	410,564,084	414,793,013	415,274,340
Weighted average number of ADS, basic	410,564,084	414,793,013	415,274,340
Weighted average number of ordinary shares, diluted	410,564,084	414,793,013	415,274,340
Weighted average number of ADS, diluted	410,564,084	414,793,013	415,274,340